UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Callaway Golf Company

Delaware	1-10962	95-3797580
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2180 Rutherford Road, Carlsbad, CA	92008
(Address of principal executive offices)	(Zip code)

Brian P. Lynch,
Senior Vice President, General Counsel & Corporate Secretary
(760) 804-4056
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Determination

Callaway Golf Company (“Callaway”) conducted a good faith, reasonable country of origin inquiry with respect to columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”), that may be considered necessary to the functionality or production of products that Callaway manufactures or contracts to manufacture for the 2014 reporting period (the “Covered Conflict Minerals”). Callaway’s inquiry, as described below, was reasonably designed to determine whether the Covered Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled or scrap sources. Based on the results of that inquiry, Callaway has no reason to believe that the Covered Conflict Minerals described in this Form SD originated in the Covered Countries. Therefore, Callaway is not required to provide a Conflict Minerals Report with respect to the Covered Conflict Minerals.

Description of Reasonable Country of Origin Inquiry

As stated in Callaway’s “Conflict Minerals Policy”, which is available under the Legal/Corporate Responsibility section of the callawaygolf.com website, Callaway is committed to responsible sourcing of materials for its products. In this regard, Callaway opposes having in its products, Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. It is Callaway’s goal that its products be “DRC Conflict Free.” Callaway’s Conflict Minerals Policy assigns responsibility and provides a framework for its efforts to achieve this goal.

Callaway communicates its policies and expectations with respect to the sourcing of Conflict Minerals to suppliers in a number of ways. New suppliers are informed of Callaway’s policies as part of the supplier on-boarding process. Callaway also adopted a Conflict Minerals Procedure that establishes the protocol followed to survey the supply chain of Conflict Minerals in Callaway products. The Procedure involves first determining if Covered Conflict Minerals are contained in a Callaway product, and then conducting a country of origin inquiry with respect to those minerals utilizing a Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template.

Building on the Country of Origin Inquiry Callaway reported in 2014, Callaway refined its focus to products and factories known to contain Conflict Minerals.

Relevant suppliers were identified by reviewing product specifications for inclusion of conflict minerals, primarily tungsten. Callaway identified eleven Tier 1 and Tier II suppliers that use or supply tungsten used in its golf products. The eleven identified first-tier and second-tier suppliers were provided the CFSI Conflict Minerals Reporting Template. The declaration worksheet of the questionnaire requested input on a supplier’s Conflict Minerals sourcing program and the Smelter List worksheet identified the smelters used by the suppliers.

Callaway received a CFSI Conflict Minerals Reporting Template from each supplier. Ten of the eleven suppliers that sourced tungsten reported using a smelter registered with the Conflict Free Smelter Program. The remaining supplier that sourced tungsten used a smelter located in Guangzhou, China. One supplier using an organo-tin catalyst provided a written statement that they have performed a reasonable country of origin inquiry and that their product is DRC Conflict Free. Further, the SEC has indicated that the organo-tin catalyst is chemically distinct from tin and does not qualify as a Conflict Mineral. The supplier questionnaire responses were reviewed based on product type for accuracy and consistency.

Results of Reasonable Country of Origin Inquiry

Based on Callaway’s reasonable country of origin inquiry, Callaway has no reason to believe that the Covered Conflict Minerals described in this Form SD originated in the Covered Countries. In this regard, suppliers generally indicated that the Covered Conflict Minerals (tin and tungsten) in their supply chains are sourced from outside the Covered Countries, primarily from sources local to their manufacturing operations in China, and none indicated that the Covered Conflict Minerals originated in the Covered Countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CALLAWAY GOLF COMPANY
(Registrant)

By: /s/ Brian P. Lynch                                Date: May 28, 2015
Senior Vice President,
General Counsel & Corporate Secretary

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